EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-981-5300 htajyar@irintl.com

LJ INTERNATIONAL INC. RETAINS
INVESTOR RELATIONS INTERNATIONAL
FOR EXPANDED SHAREHOLDER COMMUNICATIONS EFFORT

HONG KONG AND LOS ANGELES, July 15, 2003 — LJ International Inc. (Nasdaq/NM: JADE), one of the largest and fastest growing designers, marketers and distributors of a full range of fine jewelry, today announced that it has retained Investor Relations International (IRI) to lead an expanded strategic investor relations program.

As investor relations counsel for LJ International Inc. (“LJI”), Los Angeles-based IRI will employ its distinctive multi-channel method — using print and electronic media as well as direct communication with money managers and current or prospective shareholders — to raise the investing community’s awareness of the Company and its growth strategy.

“This is a pivotal time for LJI as we move forward with a major expansion of our product lines and marketing efforts in North America, Europe, and, soon-to-be-announced, China,” said Yu Chuan Yih, the Company’s Chairman and CEO. “We are very pleased to have IRI, a firm with solid experience on both sides of the Pacific, now engaged in telling our story to the professional investment community.”

Haris Tajyar, Managing Partner of Investor Relations International, commented, “LJI is a financially strong, profitable and market-leading company that should benefit greatly from a focused effort to raise its profile. We believe the Company will particularly appeal to investors who are looking for a direct stake in the economic growth of Mainland China, and who are seeking solid China-based firms adept at selling both to U.S. and Chinese markets.”

LJI Financials on Upswing

In its latest reporting quarter, ending March 31, 2003, LJI reported sales of $11.1 million, up 5% year-over-year. It achieved net income of $358,000, or $0.04 per diluted share, up from a loss of ($67,000), or ($0.01) per share, a year earlier. It recently announced that it signed several major national accounts and booked $15 million in early orders for

-more-

LJ International Inc.

Christmas from new and existing clients at the JCK Jewelry Manufacturing Show in Las Vegas, Nevada, during June. In April of this year, it received U.S. trademark rights, extending 10 years, to a recently-discovered Brazilian plum rose colored gem named “Rosenite Garnet.”

About Investor Relations International

Investor Relations International, Inc. (IRI) www.irintl.com is a full-service investor relations firm serving a global client base. The principals of IRI have received top industry awards for their investor relations programs for a number of high-profile domestic and Chinese companies, including, but not limited to, Starwood Hotels & Resorts Worldwide (NYSE: HOT — News), ValueVision Media (Nasdaq: VVTV — News), Taro Pharmaceutical Industries (Nasdaq: TARO - News) and Qiao Xing Universal Telephone (Nasdaq: XING — News). The firm’s principals have executed effective investor relations programs for dozens of public companies, ranging from emerging micro-cap companies to multinational corporations with market capitalizations in excess of $15 billion. For further information on IRI, please visit the firm’s Website at www.irintl.com.

About LJ International Inc.

LJ International Inc. (NASDAQ/NM: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI , go to its Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

# # #